Seelos Therapeutics, Inc.
300 Park Avenue, 2nd Floor
New York, NY 10022

December 22, 2021

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0406

Re:	Seelos Therapeutics, Inc.

Registration Statement on Form S-3, Filed on December 13, 2021

File No. 333-261621

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Seelos Therapeutics, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (Registration No. 333-261621) of the Company, filed with the Securities and Exchange Commission on December 13, 2021 (the “Registration Statement”), be accelerated so that the Registration Statement shall become effective at 4:30 p.m. (Eastern Time) on December 27, 2021, or as soon as possible thereafter. There are no underwriters for this proposed offering, which is an offering of the Company’s common stock by a selling stockholder.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Samantha Eldredge of Paul Hastings LLP, by telephone at (650) 320-1838 or by email at samanthaeldredge@paulhastings.com. The Company hereby authorizes Ms. Eldredge to orally modify or withdraw this request for acceleration.

Sincerely, SEELOS THERAPEUTICS, INC.
	By:	/s/ Raj Mehra, Ph.D.
Raj Mehra, Ph.D.
President and Chief Executive Officer

cc:	Samantha H. Eldredge, Esq. (Paul Hastings LLP)